INVEST IN **GAMESAFE, INC**

Empowering Parents to Protect Their Children While Gaming


GAMESAFE™
Help Us Defend The Innocence of Children
Invest With GameSafe

Highlights

1. Keeping children safe is one of the most important responsibilities parents have.
2. There are more than 750,000 predators online every day

2. There are more than 750,000 predators online every day

3. There is NO solution on the market to monitor the chats inside the games your kids love to play
4. GameSafe, Inc was created to help parents protect their children while gaming online

Our Team



David Everitt

David is the thought engineer behind GameSafe. His background as an AWS Architect delivering enterprise solutions, as well as his commitment to his own children's online safety, brought a state-of-the-art solution.

> My own children have been preyed upon while gaming, and the stories I hear from parents who have lost their kids as a result of predators online.



Noel Coon

Noel is a successful businessman and the founder, owner, and operator of several companies in both the USA and Canada. Noel brings experience and wisdom to our company and his passion to protect children has been evident throughout his life.



Sean Bair

Sean Bair is the former President of BAIR Analytics, whose customers included thousands of police agencies around the world, the department of defense, and major retailers like Walmart, Macy's, and Target. He is a former police officer & Crime Analyst.



Matt Rosen

Matt Rosen is the Founder and CEO of Allata, a strategy, architecture, application development, and data company. Matt, the father of two beautiful girls who like to game, is passionate about protecting their innocence as well as other children globally.



Aaron Sandeen

Aaron V Sandeen is the CEO of Cyber Security Works, a company focused on helping leaders proactively prioritize and remediate their top cybersecurity threats on-prem and in the cloud. Aaron served as Arizona State CIO under Governor Brewer.

GameSafe, Inc. Empowering parents to protect their children online


GAMESAFE™
GAMING PROTECTION FOR KIDS
Empowering parents to protect their children online


The Threat Is Real
"Almost every child predator case I worked had video gaming involvement."
-Amy Storer, Department of Homeland Security


The Threat Is Real
There are more than
500,000
predators online everyday!
Parents have no way to protect their children while they game online, in real-time.
Meet Susan... a 42-year-old man posing as a 15-year-old girl online.
"Susan" and your son just made plans to meet at the park.

The Problem



Take Action!


[DownloadForFree: I WILL SUCK TOES FOR THE PICS
C0nnerist: wtf is this chat
FAMJAM960: i will eat a shoe\
Getgoodkidubad: WOW
TbnrHuss15: k how we gonna get the baby up in my belly
terrorizers: i dont like this server
Dayni: bye
DownloadForFree: I WILL HUMP MY WALL FOR THE PICS

The Market


2021 Global Games Market
Per Device & Segment With Year-on-Year Growth Rates
newzoo
Mobile
$90.7Bn
+4.4% YoY
PC
$35.9Bn
-1.7% YoY
$11.6Bn
$2.6Bn
$79.0Bn
$33.3Bn
2021 TOTAL
$175.8Bn
-1.1% YoY
52%
45%
7%
1%
20%
19%
28%
28%
Console
$49.2Bn
-8.9% YoY

US Monthly Gaming Market 5-16 yoa


GameSafe is projecting .5% conversion for these markets
TAM: US Platforms
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Sept Beta!
Dec All Platforms!
1,683,057
2,493,637
3,248,259
3,748,628
5,554,011
7,234,760
Windows PC
Mobile
Minecraft
Roblox
Fortnite
Forward-looking projections can not be guaranteed.

Competitors


Game Platforms
B2C
safer
B2B
SafeToNet
B2C
bark
B2C
GAMESAFE
B2C & B2B

Pre-Seed Round
(funded Oct 2019)

- Pre-Seed Round $131,055.16:
  - 3 full-time developers
  - 1 Outsourced developer for Data Analytics
  - Marketing
  - Patent filing corporate governance August 2020
  - R&D
  - AWS Well Architected Review Award

Costs	Annual
Contractor Wages	$93,800.00
Software & Equipment	$2,679.90
Marketing	$9,846.33
Legal	$7,455.98
Travel	$6,175.86
AWS related costs	$9,463.13
Misc Office Expenses	$1,633.96
Total	**$131,055.16**

Seeking Seed Round

7.5% Equity for $750,000 on a $10,000,000 value.

- Seed Investment:
  - Allata staff (Project Manager, Data Architect, AWS Architect)
  - Outsourced development
  - Biz Development & Partners Position
  - GameSafe CEO
  - Marketing & Advertising
- 5 Month Expansion:
  - Extensive marketing = 25k monthly users
  - Parent's portal and IOS integration
  - Expansion Top 5 online games for in-game chat
  - Develop and nurture partner channels B2B

Costs	
Wages, Payroll Tax & Benefits	$50,230
Software & Equipment	$128,287
Outsourced Development	$75,000
Marketing & outreach	$86,803
Allata Development	$230,000
Wefunder Costs	$18,675
Legal & Accounting	$3,500
App store fees and support	$153,882
Total	$746,377

Forward-looking projections can not be guaranteed.

GameSafe Inc. is offering up to $250k of its seed round on Wefunder.

2021 Revenue vs. Expenses


Breakeven Analysis

Forward-looking projections can not be guaranteed.

Go to Market Strategy


2021 User Acquisition
GameSafe Pricing
• $12.99 / month (full, Dec 1)
• $5.00 / month (beta, Sept 24)

The Team



David Everitt CEO

Noel Coon Chairman of the Board

Matt Rosen Board of Directors

Sean Bair Board of Directors

Aaron Sandeen Board of Directors

Also supported by:

- Allata – Nationwide IT Consulting Company
- The University of Advancing Technology – IT development
- Simform – Offshore IT development
- Zuggand – Amazon partner
- Creative Planning – Accounting and Tax Firm
- Kumpf, Charsley & Hansen, LLC – Legal Team


Empowered Parents.


Protected Children


GAMESAFE™
GAMING PROTECTION
FOR KIDS
Empowering parents to
protect their children online